Exhibit 99.1

MY Reports Third Quarter 2013 Unaudited Results; Signs 296MW of New Orders during

Quarter; Total New Orders for First Nine Months Exceeds 1.0GW

ZHONGSHAN, China, November 20, 2013 /PRNewswire/ — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Financial Highlights:

•	Total wind turbine generators (“WTGs”) for which revenue was recognized amounted to an equivalent wind power project output of 290MW, or 136 units of 1.5MW WTGs and 43 units of 2.0MW WTGs, an increase of 27.2% compared to 228MW, or 152 units of 1.5MW WTGs inQ3 2012.

•	Total revenue was RMB960.8 million (US$157.0 million), an increase of 22.0% compared to RMB787.8 million in Q3 2012.

•	Gross profit was RMB126.5 million (US$20.7 million), a decrease of 7.8% compared to Q3 2012. Gross margin was 13.2% for Q3 2013, compared to 17.4% in Q3 2012. Gross margin attributable to WTG sales was 14.7% during the quarter, compared to 12.7% in Q3 2012.

•	Total comprehensive loss was RMB71.3 million (US$11.7 million), compared to total comprehensive income of RMB4.9 million in Q3 2012.

•	Total comprehensive loss attributable to shareholders was RMB54.8 million (US$9.0 million), compared to total comprehensive income attributable to shareholders of RMB5.3 million in Q3 2012.

•	Basic and diluted loss per share was RMB0.43 (US$0.07), compared to basic and diluted earnings per share of RMB0.03 in Q3 2012.

Recent Developments

•	MY Secures Off-Shore Tender in Zhuhai, Guangdong Province, China with 3MW SCD Wind Turbine Generators – On September 30, 2013, the Company announced that it has secured a total of 87MW in the first tranche of tender for off-shore wind power near Zhuhai Guishan Island, Guangdong Province, China. The winning bid comprises of 29 units of 3MW super compact drive (“SCD”) WTGs, which is in excess of 85% of the aggregate 100MW available for this tender in the first tranche of this project. Construction is expected to be completed by the end of 2014. The bid is subject to the execution of the relevant definitive agreements.

“We have successfully secured 296MW of new orders during the third quarter of 2013, bring the total amount of orders signed in the first nine months of 2013 to over 1GW,” commented Mr. Chuanwei Zhang, chairman and chief executive officer of Ming Yang. “Gross margin for wind turbines commissioned have risen consistently every quarter this year, and in the third quarter we commissioned more 2.0MW WTGs than in any prior quarter.”

“Ming Yang is expanding its business model to widen its sources of revenue. In addition to supplying our SCD WTGs for the off-shore project in Zhuhai, China, Ming Yang is also expected to provide a complete technology and construction solution including turbine towers and foundation structures and project management. As a provider of total solutions for off-shore wind power, I believe Ming Yang is well-placed to take advantage of further developments in the emerging off-shore wind power market in China.”

Third Quarter 2013 Unaudited Financial Results

Revenue

Revenue in the third quarter of 2013 was RMB960.8 million (US$157.0 million), representing an increase of 22.0% from RMB787.8 million in the corresponding period in 2012. WTGs for which revenue was recognized amounted to an equivalent wind power project output of 290MW, or 136 units of 1.5MW WTGs and 43 units of 2.0MW WTGs compared to 228MW, or 152 units of 1.5MW WTGs for the corresponding period in 2012. The increase in revenue in the third quarter was primarily due to the commissioning of 43 units of 2.0MW WTGs in the quarter compared to none in the corresponding period in 2012. Although the number of 1.5MW WTGs commissioned had decreased compared to the third quarter of 2012, the increase in 2.0MW WTG had helped to increase overall revenue for the quarter.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2013 was RMB126.5 million (US$20.7 million), representing a decrease of 7.8% from RMB137.2 million for the corresponding period in 2012. Gross margin in the third quarter of 2013 was 13.2%, compared to 17.4% for the corresponding period in 2012. Gross margin attributable to WTG sales was 14.7% during the quarter, compared to 12.7% in the corresponding period in 2012. The difference in overall gross margin is primarily due to the fact that no revenue was recognized for EPC construction contracts in the third quarter of 2013 while RMB43.7 million was recognized for such contracts in the corresponding period in 2012.

Selling and Distribution Expenses

Selling and distribution expenses were RMB70.3 million (US$11.5 million) for the third quarter of 2013, compared to RMB38.1 million for the corresponding period in 2012, representing an increase of 84.5%. The increase was primarily due to higher transportation expenses and increased bidding charges incurred during the quarter.

Administrative Expenses

Administrative expenses were RMB82.7 million (US$13.5million) for the third quarter of 2013, compared to RMB59.3 million for the corresponding period in 2012, representing an increase of 39.5%. The increase was primarily due to an increase in provision of trade and other receivables during the quarter.

Research and Development Expenses

Research and development expenses were RMB27.9 million (US$4.6 million) for the third quarter of 2013, compared to RMB23.4 million for the corresponding period in 2012, representing an increase of 19.2%. The increase was primarily due to the increased research and development activities relating to our 6.0MW WTG prototype.

Net Finance Expense

Net finance expense was RMB33.1 million (US$5.4million) for the third quarter of 2013, compared to net finance expense of RMB21.0 million in the corresponding period of 2012. The difference was primarily due to interest expenses of RMB17.7 million (US$2.9 million) on borrowings that were incurred by our subsidiary, Global Wind Power Limited, which was acquired in the fourth quarter in 2012.

Loss/Profit Before Income Tax Expense

Loss before income tax expense was RMB75.0 million (US$12.3 million) for the third quarter of 2013, compared to a profit before income tax expense of RMB11.1 million in the corresponding period of 2012.

Income Tax Expense/Benefit

Income tax benefit was RMB3.8 million (US$0.6 million) for the third quarter of 2013, compared to an income tax expense of RMB7.9 million in the corresponding period of 2012.

Total Comprehensive Loss/Income and Loss/Earnings per Share

Total comprehensive loss for the third quarter of 2013 was RMB71.3 million (US$11.7 million), compared to total comprehensive income of RMB4.9 million in the corresponding period of 2012.

Total comprehensive loss attributable to shareholders was RMB54.8 million (US$9.0 million), compared to total comprehensive income attributable to shareholders of RMB5.3 million in the corresponding period in 2012. For the third quarter of 2013, basic and diluted loss per share was RMB0.43 (US$0.07), compared to basic and diluted earnings per share of RMB0.03 for the corresponding period in 2012.

Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2013 were RMB604.3 million (US$98.7 million), compared to RMB1,204.3 million as of June 30, 2013. The decrease was primarily due to the repayments of short term bank borrowings during the quarter.

Business Update

Order Book Update

New Sales Contracts – During the third quarter of 2013, the Company entered into sales contracts for wind power projects with a total output of 296MW, representing 80units of 1.5MW WTGs and 88 units of 2.0MW WTGs. Total new orders signed for the first nine months totaled 1.04GW.

Order Backlog – As of September 30, 2013, the Company’s order backlog amounted to 2.4GW, representing 1,184 units of 1.5MW WTGs, 212 units of 2.0MW WTGs, 67 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. Cumulative signed orders since its inception amounted to 6.8GW, representing 3,966 units of 1.5MW WTGs, 310 units of 2.0MW WTGs, 84 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Note to the Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.1200 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on September 30, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Wednesday, November 20, at 8:00 pm Eastern Time (5:00 pm Pacific Time / 9:00 am Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States:	+1-845-675-0437

International (toll):	+65-6723-9381

China, Domestic:	400-620-8038 / 800-819-0121

Hong Kong:	852-2475-0994

Please ask to be connected to Q3 2013 China Ming Yang Wind Power Group Earnings Conference Call and provide the following pass code: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

China:	400-602-2065 / 800-870-0206

Hong Kong:	800-963-117

Passcode:	9950-8491

The replay will be archived for seven days following the earnings announcement until November 28, 2013.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2012.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three-month period ended
	September 30,	September 30,	September 30,
	2012	2013	2013
	RMB’000	RMB’000	USD’000
Revenue	787,793	960,820	156,997
Cost of sales	(650,616)	(834,272)	(136,319)

Gross profit	137,177	126,548	20,678
Other income	13,765	12,465	2,037
Selling and distribution expenses	(38,129)	(70,317)	(11,490)
Administrative expenses	(59,271)	(82,671)	(13,508)
Research and development expenses	(23,366)	(27,929)	(4,564)

Profit/(loss) from operations	30,176	(41,904)	(6,847)
Finance income	47,162	32,140	5,252
Finance expense	(68,185)	(65,202)	(10,654)

Net finance expense	(21,023)	(33,062)	(5,402)

Share of profit of associates	1,909	16	3

Income/(loss) before income tax expense	11,062	(74,950)	(12,246)
Income tax (expense)/benefit	(7,932)	3,752	613

Income/(loss) for the period	3,130	(71,198)	(11,633)
Other comprehensive income/(loss) for the period :
Foreign currency translation differences - foreign operations	1,794	(92)	(15)

Total comprehensive income/(loss) for the period	4,924	(71,290)	(11,648)

Income/(loss)attributable to:
Shareholders of the Company	3,477	(53,216)	(8,695)
Non-controlling interests	(347)	(17,982)	(2,938)

	3,130	(71,198)	(11,633)
Total comprehensive income/(loss)attributable to:
Shareholders of the Company	5,271	(54,770)	(8,949)
Non-controlling interests	(347)	(16,520)	(2,699)

	4,924	(71,290)	(11,648)

Basic and diluted earnings/(loss) per share(1)	0.03	(0.43)	(0.07)

(1)	The calculation of the basic loss per share is based on the loss attributable to the shareholders of the Company and the weighted average of ordinary shares outstanding during the relevant period.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2012	As of September 30, 2013
	RMB ’000	RMB ’000	USD ’000
Assets
Non-current assets
Property, plant and equipment	1,053,307	1,072,326	175,217
Intangible assets	427,681	371,267	60,665
Lease prepayments	356,932	354,181	57,873
Investments in associates	9,166	27,390	4,475
Investments in joint ventures	691,837	777,700	127,075
Other investments	7,144	30,989	5,064
Trade and other receivables	930,424	957,101	156,389
Prepayments	66,024	99,495	16,257
Deferred tax assets	174,024	185,849	30,367

Total non-current assets	3,716,539	3,876,298	633,382
Financial assets carried at fair value through profit or loss	168,139	—	—
Inventories	2,028,435	1,851,092	302,466
Trade and other receivables	4,224,375	4,243,302	693,350
Prepayments	199,970	102,604	16,765
Other current assets	7,511	38,839	6,346
Pledged bank deposits	276,651	271,027	44,285
Cash and cash equivalents	1,319,694	604,327	98,746

Total current assets	8,224,775	7,111,191	1,161,958

Total assets	11,941,314	10,987,489	1,795,340

Equity
Issued share capital	850	850	139
Reserves for own shares	(55,113)	(44,628)	(7,292)
Capital reserves	3,670,380	3,688,602	602,713
Translation reserves	(61,191)	(69,049)	(11,283)
Accumulated losses	(28,163)	(121,008)	(19,773)

Total equity attributable to shareholders of the Company	3,526,763	3,454,767	564,504
Non-controlling interests	110,787	57,315	9,365

Total equity	3,637,550	3,512,082	573,869
Liabilities
Non-current liabilities
Long- term bank loans	354,437	294,457	48,114
Bond payable	986,206	990,992	161,927
Deferred tax liabilities	86,969	74,198	12,124
Provisions	212,064	159,357	26,039
Trade and other payables	83,553	98,137	16,035
Deferred income	280,024	277,843	45,399

Total non-current liabilities	2,003,253	1,894,984	309,638
Current liabilities
Trade and other payables	3,811,342	3,873,356	632,902
Short-term bank and other loans	1,685,685	980,021	160,134
Income tax payable	9,789	11,689	1,910
Provisions	178,425	243,989	39,867
Deferred income	34,088	24,685	4,033
Deferred revenue	581,182	446,683	72,987

Total current liabilities	6,300,511	5,580,423	911,833

Total liabilities	8,303,764	7,475,407	1,221,471

Total equity and liabilities	11,941,314	10,987,489	1,795,340

SOURCE China Ming Yang Wind Power Group Limited